UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 11, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF
THE COMPANY ON 10 AUGUST 2009

The Company hereby announces that certain resolutions were passed by the Board of Directors of the Company on 10 August 2009.

Pursuant to the Rules for the Board of Directors（董事會議事規則）of China Eastern Airlines Corporation Limited (the "Company") and as convened by Mr. Liu Shaoyong, the Chairman, the 30th meeting (the "Meeting") of the fifth session of the board of directors of the Company (the "Board") was held on 10 August 2009 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as directors of the Company, and Mr. Wu Baiwang, Mr. Zhou Ruijin, Mr. Xie Rong, Mr. Sandy Ke-Yaw Liu, as independent non-executive directors of the Company, attended the Meeting. Mr. Hu Honggao, as an independent non-executive director of the Company, authorized Mr. Xie Rong, as an independent non-executive director of the Company, to vote in favor of the resolutions for him.

The directors of the Company (the "Directors") present at the Meeting confirmed they had received the notice of the Meeting. All the supervisors of the supervisory committee of the Company, the deputy general managers of the Company, the chief financial officer and heads of the relevant departments of the Company were also present at the Meeting. The quorum present at the Meeting (including proxies) complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman. After thorough discussion, the Directors present at the Meeting resolved on each item in relation to the absorption of Shanghai Airlines Co., Ltd, (the "Absorption") and considered and approved unanimously the following resolutions:

1.
The resolution on "Proposal relating to China Eastern Airlines Corporation Limited’s share exchange and absorption with Shanghai Airlines Co., Ltd" was considered and passed. Relevant issues relating to the Absorption including the share exchange price, the share exchange ratio, protection mechanisms for the dissenting shareholders of both parties of the Absorption, the place of listing and the arrangement of accrued profits were determined; State Development & Investment Corp. (國家開發投資公司) or its wholly owned subsidiary(ies) were designated as the Cash Alternative Provider and the Buy-back Alternative Provider (as respectively defined in an announcement of the Company dated 10 July 2009 in relation to, inter alia, the Absorption, same for other terms below); the scope of Effective Dissenting Votes is further clarified: the CEA Dissenting Shareholder or the SA Dissenting Shareholder shall only vote through one of the two means: vote at the shareholders’ meeting or vote through internet; if the same share has been voted by both means, or if the same share has been voted for several times through internet, then the vote for the first time prevails. The said resolution will be submitted to the shareholders’ meeting, A shareholders class meeting and H shareholders class meeting for approval.

2.
The resolution on "Report (draft) relating to China Eastern Airlines Corporation Limited’s share exchange and absorption with Shanghai Airlines Co., Ltd" was considered and passed, which will be submitted to the shareholders’ meeting for approval.

3.
The resolution on "Pro forma combined financial statements relating to China Eastern Airlines Corporation Limited’s share exchange and absorption with Shanghai Airlines Co., Ltd" was considered and passed.

4.
The resolution on "Specific description on the appropriation of capital by the controlling shareholder and other related parties of China Eastern Airlines Corporation Limited" was considered and passed.

5.
The resolution on "Amendments to the relevant clauses in the Company’s Articles of Association upon completion of China Eastern Airlines Corporation Limited’s share exchange and absorption with Shanghai Airlines Co., Ltd" was considered and passed, which will be submitted to the shareholders’ meeting for approval.

6.
The resolution on "Submission to the shareholders’ meeting for the approval of the provision of guarantees to "New Shanghai Airlines" by China Eastern Airlines Corporation Limited" was considered and passed, which will be submitted to the shareholders’ meeting for approval.

7.
The resolution on "The convention of the fourth extraordinary shareholders’ meeting in 2009 and A and H shareholders class meetings of the Company" was considered and passed by the Meeting. Authorisation was granted to the Chairman to separately determine the date and time for convening the respective shareholders’ meetings, which will be announced in due course.

The following is the opinion from the independent non-executive directors of the Company on the Absorption:

1.
the Company and Shanghai Airlines Co., Ltd ("Shanghai Airlines") implement the Absorption for the purpose of asset optimization and integration, the proposal is consistent with the Company’s development strategy and is in the interests of the Company and the shareholders as a whole. It will strengthen the Company’s market competitiveness and its sustainable development ability and will benefit the Company’s long term development;

2.	the Absorption is conducted on normal commercial terms and the terms of the agreement are fair and reasonable;

3.
the voting procedure at the Meeting complies with relevant laws and regulations, the regulatory documents, the Articles of Association and the relevant provisions of the Rules for the Board of Directors;

4.	to ensure that all the public shareholders of the Company can sufficiently exercise their voting rights, the Company will provide an internet voting platform to all A share shareholders;

5.
the Absorption is subject to the approval at the shareholders’ meeting and the respective class meetings of the Company, the approval at the shareholders’ meeting of Shanghai Airlines and the approval of relevant government authorities; and

6.	the independent non-executive directors agreed to the overall arrangements of the Absorption.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
10 August 2009